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18005537

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SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DESJARDINS SECURITIES INTL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1170 Peel Street, suite 300
(No. and Street)

MONTREAL	Quebec	CANADA	H3B0A9
(City)	(State)		(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Antonio Lombardi (514) 985-1847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richter S.E.N.C.R.L/LLP
(Name – *if individual, state last, first, middle name*)

1981 McGill College	Montreal	Quebec	H3A0G6
(Address)	(City)	(State) CANADA	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Antonio Lombardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Desjardins Securities International Inc, as of 14th February, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOp

Title

Notary Public CHANTAL VEWNA #188233-3

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Desjardins
Securities International

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

Desjardins Securities International Inc.

Financial Statements

December 31, 2017 and 2016

(stated in U.S. dollars)

Table of Contents

DESJARDINS SECURITIES INTERNATIONAL INC.

Balance Sheets
As at December 31
(stated in U.S. dollars)

	Notes	2017	2016
ASSETS			
Cash and cash equivalents		**$ 6,622,612**	$ 5,351,212
Amounts receivable			
From broker-dealers and counterparties		**643,036**	1,034,016
Regulatory fee receivable		**-**	11,740
Income tax receivable		**17,857**	72,002
Research receivables and other		**40,063**	21,511
		700,956	1,139,269
Other assets			
Deposit		**100,000**	100,000
Prepaid expenses		**43,042**	33,832
Deferred tax asset		**443**	448
		143,485	134,280
		$ 7,467,053	$ 6,624,761
LIABILITIES			
Amounts payable			
To broker-dealers and counterparties		**$ 9,664**	$ 8,134
Accounts payable and accrued liabilities		**57,445**	49,999
To parent company and affiliates, without interest or reimbursement terms	6	**77,026**	143,718
		144,135	201,851
SHAREHOLDER'S EQUITY	5	**7,322,918**	6,422,910
		$ 7,467,053	$ 6,624,761

See accompanying notes to the Financial Statements.

On behalf of the Board of Directors

...., Director

...., Director

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Operations
For the years ended December 31, 2017 and 2016
(stated in U.S. dollars)

	Notes	2017	2016
Revenue			
Commissions		**$ 1,197,792**	$ 1,346,634
Research services		**629,382**	441,798
Foreign exchange gain (loss)		**26,794**	(31,915)
Net interest		**41,454**	1,383
		1,895,422	1,757,900
Operation and administration			
Management fees	6	**555,664**	566,027
Clearing and regulatory fees		**92,229**	136,409
Business development costs		**80,500**	114,973
Professional fees		**79,508**	71,105
Other		**24,673**	16,980
		832,574	905,494
Income before income taxes		**1,062,848**	852,406
Income tax expense	4	**162,840**	187,377
Net income		**$ 900,008**	$ 665,029

See accompanying notes to the Financial Statements.

Statements of Changes in Shareholder's Equity
For the years ended December 31, 2017 and 2016
(stated in U.S. dollars)

	Share capital	Retained earnings	Total
Balance as at December 31, 2015	$ 3,214,763	$ 2,543,118	$ 5,757,881
Net income	-	665,029	665,029
Balance as at December 31, 2016	$ 3,214,763	$ 3,208,147	$ 6,422,910
Net income	-	900,008	900,008
Balance as at December 31, 2017	**$ 3,214,763**	**$ 4,108,155**	**$ 7,322,918**

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Cash Flows
For the years ended December 31, 2017 and 2016
(stated in U.S. dollars)

	2017	2016
Operating activities		
Net income	$ 900,008	$ 665,029
Deferred tax	5	26
Change in operating assets and liabilities:		
Amounts receivable from and payable to broker-dealers and counterparties, net	392,510	(948,161)
Amounts receivable	(6,812)	(24,388)
Other assets	(9,210)	899,707
Accounts payable and accrued liabilities	7,446	(1,251)
Income taxes receivable	54,145	(433,065)
	1,338,092	157,897
Financing activities		
Amounts payable to parent company	(66,692)	148,520
	(66,692)	148,520
Increase in cash and cash equivalents	1,271,400	306,417
Cash and cash equivalents, beginning of year	5,351,212	5,044,795
Cash and cash equivalents, end of year	$ 6,622,612	$ 5,351,212

See accompanying notes to the Financial Statements.

1. Description of Business

Desjardins Securities International Inc. (the Company), was incorporated on January 24, 2001 under the *Canada Business Corporations Act.* The Company is a member of the *Financial Industry Regulatory Authority* (FINRA) and *US Securities and Exchange Commission* (SEC), and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer, clearing all transactions on a fully disclosed basis through its clearing firm, Pershing LLC. Desjardins Securities International Inc. does not hold customer funds or safe keep customer securities.

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is under the ultimate control of the Federation des caisses Desjardins du Quebec (the Federation). The Company's head office is located at 1170 Peel Street, Suite 300, Montreal, Quebec, Canada, H3B 0A9.

2. Significant Accounting Policies

These Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a) Use of Estimates

The preparation of the Financial Statements in accordance with US GAAP requires management to make estimates and assumptions which affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date. These estimates are based on judgment and the best available information at the time. Therefore, actual results may differ from these estimates. There were no significant estimates during 2017 and 2016.

b) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

c) Financial Instruments

The Company classifies its financial assets in the category "Loans and receivables". Financial liabilities are classified in the category "Other".

All financial assets and liabilities are initially recognized at fair value. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

After the initial recognition, financial assets and liabilities are subsequently carried at amortized cost under the effective interest rate method. The carrying value of these financial assets and liabilities approximates their fair value.

d) Cash and Cash Equivalents

"Cash and cash equivalents" consist of cash and short-term U.S. Treasury Bills.

e) Accounts receivable

The Company accounts for trade receivables at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. The Company writes off trade receivables when they are deemed uncollectible. As of and for the year ended December 31, 2017, there were no allowances or write-offs recorded.

f) Foreign Currency Translation

The Company's functional and presentation currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the transaction date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Gains and losses resulting from the translation of foreign currencies are included in "Revenue - Foreign exchange gain (loss)" in the Statement of Operations.

g) Revenue Recognition

The Company's principal sources of revenue consist of brokerage commissions, research services, gains or losses on foreign translation and interest income.

The Company records its brokerage commissions on a trade date basis. The Company provides financial information, analysis and research to its clients. The Company recognizes its research revenues when they are earned, specifically when services are provided under the engagement terms, amounts can be determined, and collectability is reasonably assured. Foreign exchange gains or losses result from translation of transactions denominated in foreign currencies. Net interest revenue consists of interest earned on the Company's cash balances and short-term U.S. Treasury Bills. Interest revenue is recognized based on the effective interest rate method.

h) Deposit

The Company operates pursuant to Security and Exchange Act Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer on a fully disclosed basis through its clearing firm, Pershing LLC. This organisation requires a clearing deposit of $100,000.

i) Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current year and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the reporting dates.

Deferred Tax

Deferred taxes are accounted for using the liability method. This method requires that deferred taxes reflect the expected deferred tax effect of all temporary differences at the reporting date between the carrying amounts of assets and liabilities for financial statement purposes and their tax bases. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized when it is more likely than not that they will be realized.

j) Subsequent events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Financial Statements and through February 15, 2018 and determined that there were no material events or transactions that would require recognition in these Financial Statements.

3. Recent Accounting Pronouncements

Revenues from Contracts with Customers (Topic 606)

The FASB issued ASU No. 2014-09 which provides guidance on the recognition of revenue from customers arising from the transfers of promised goods or services. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

- Step 1: Identify the contract(s) with a customer.
- Step 2: Identify the performance obligations in the contract.
- Step 3: Determine the transaction price.
- Step 4: Allocate the transaction price to the performance obligations in the contract.
- Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

(stated in U.S. dollars)

This ASU was amended by ASU No. 2015-14, ASU No. 2016-08, ASU No. 2016-10, ASU No. 2016-12 and ASU No. 2017-05 and is effective for annual periods beginning after December 15, 2017, and interim periods within annual reporting periods beginning after December 15, 2019, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company has completed its evaluation of the impact on its financial statements. To transition to ASC 606, it will apply the retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption. The Company has concluded that the adoption of ASC 606 will not have a material impact on its financial position.

Statement of Cash Flows: Restricted Cash (ASU 2016-18)

The FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, a consensus of the FASB's Emerging Issues Task Force (the "Task Force"). The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions.

ASU 2016-18 is effective for annual periods beginning after December 15, 2017 and within annual reporting periods beginning after December 15, 2017. The Company is currently evaluating the impact of the adoption of this ASU.

4. Income Taxes

a) Income Tax Expense

	2017	2016
Current	**$ 162,835**	$ 187,351
Deferred - property and equipment	**5**	26
	$ 162,840	$ 187,377

Earnings are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The Company's income tax expense recorded in the Statements of Operations differs from the amount that would be computed by applying the Canadian statutory tax rates as a result of the following:

	2017	2016
Income taxes at the Canadian combined statutory rate of 26.80% (26.90% in 2016)	**$ 284,843**	$ 229,298
Change in income taxes resulting from:		
Non-deductible expenses and other	**2,193**	5,893
Adjustments in respect of current tax	**1,667**	790
Exchange remeasurement of current income taxes	**271**	4,362
Income taxes on foreign exchange gains on account of capital	**(126,134)**	(52,966)
Income tax expense	**$ 162,840**	$ 187,377

The Company is subject to examination by the tax authorities for the open tax years ending December 31, 2014 to 2016.

The Company has no accrual for uncertain tax positions.

(stated in U.S. dollars)

5. Shareholder's Equity

a) Authorized Share Capital

- an unlimited number of voting and participating Class A shares, without par value;
- an unlimited number of non-voting, participating Class B shares, convertible to Series D shares, without par value;
- an unlimited number of voting, non-participating Class C shares, without par value;
- an unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value;
- an unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value;
- an unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

b) Share Capital Issued

	2017	2016
4,075,000 Series A common shares	**$ 3,214,763**	$ 3,214,763

c) Capital Management

As a FINRA and SEC registered introducing broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. As of December 31, 2017, the Company has a net capital of $6,228,200 ($5,016,913 in 2016) which exceeds the required net capital of $100,000 by $6,128,200 ($4,916,913 in 2016) (see Note 8 for the current year).

6. Related Party Transactions

The related party balances set forth in the table below result from transactions between the Company and the parent company and affiliates from Desjardins Group, in the normal course of business, as part of its operations. These transactions are measured at the exchange value which is the consideration established and agreed to by the related parties.

The transactions and balances with these entities are the following:

	2017	2016
Management fees (parent company)[(1)]	**$ 555,664**	$ 566,027
Cash (affiliates)	**426,041**	331,587
Amounts payable to the parent company	**77,026**	143,718

(1) Management fees consist of various services and facilities, as agreed upon in the expense sharing agreement.

7. Financial Risk Management

In the normal course of business, the Company purchases and sells for its clients a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of credit, liquidity and market risks.

a) Credit risk

Credit risk, principally, relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and are subject to daily settlement of the various margins.

b) Liquidity risk

Liquidity risk is the risk that the Company cannot quickly convert its assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the clients' requests for funds.

The following table presents financial liabilities by residual contractual terms to maturity:

Financial liability	December 31, 2017	December 31, 2016	Contractual term to maturity
To broker-dealers and counterparties	**$ 9,664**	$ 8,134	Due within one year
Accounts payable and accrued liabilities	**57,445**	49,999	Due within one year
To parent company and affiliates	**77,026**	143,718	On demand

c) Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company is primarily exposed to foreign exchange risk.

Foreign exchange risk arises from the possibility that changes in foreign exchange rates could result in losses. The Company may enter into financial instruments consisting primarily of short-term investments and related party balances that may be denominated in foreign currencies. The Company has no involvement with derivative financial instruments used to reduce the foreign exchange risk.

In addition, earnings are subject to Canadian income taxes measured and paid in Canadian dollars. The Company translates its U.S. denominated Financial Statements into Canadian dollars for purposes of filing its Canadian tax returns. Given the changes in foreign exchange rates, this exposes the Company to significant fluctuations in the amount of taxes to be paid.

(stated in U.S. dollars)

8. Schedule of Computation of Net Capital

	2017
Total shareholder's equity as at December 31, 2017	**$ 7,322,918**
Deduct non-allowable assets	
Cash (affiliates)	**426,041**
Receivable from broker-dealers and counterparties	**519,381**
Other receivables	**100,962**
Deferred tax asset	**443**
	1,046,827
Other deductions - Insurance deductible margin on securities position and foreign exchange margin	**47,891**
Net capital	**6,228,200**
Computation of aggregate indebtedness to net capital requirements	
Required minimum net capital: the greater of:	
i) $100,000 or	
ii) 6⅔% of aggregate indebtedness of $134,471	**100,000**
Excess net capital	**$ 6,128,200**
Ratio: Aggregate indebtedness to net capital	**0.0216 to 1**

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k)(2)(ii) of that Rule. There are no material differences between the above computation and the corresponding computation prepared by the Company and included in the unaudited Part II Focus Report, as filed on January 25, 2018.

RICHTER

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Desjardins Securities International Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Desjardins Securities International Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in shareholder's equity and cash flows, for the year ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States ("US GAAP").

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of computation of net capital has been subjected to audit procedures performed in conjunction with the audit of Desjardins Securities International Inc.'s financial statements. The schedule of computation of net capital is the responsibility of Desjardins Securities International Inc.'s management. Our audit procedures included determining whether the schedule of computation of net capital reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the schedule of computation of net capital.

T. 514.934.3400

Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6
www.richter.ca

Montréal, Toronto

In forming our opinion on the schedule of computation of net capital, we evaluated whether the schedule of computation of net capital, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the schedule of computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Richter LLP[1]

Montreal, Québec
February 22, 2018

[1]CPA auditor, CA, public accountancy permit No. A110982

RICHTER

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Desjardins Securities International Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Desjardins Securities International Inc. for the year ended December 31, 2017, which were agreed to by Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Desjardins Securities International Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2017. Management is responsible for Desjardins Securities International Inc.'s compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries of $0 and $445.27, noting no difference.

2. Compared the Total Revenue amount reported on 2/2a of the audited Form X-17A-5 for the year ended December 31, 2017 to the Total Revenue amount of $1,895,631 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017 and noted no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 5, net gain from securities in investment accounts, of $40,006 to the trial balance of the Company as at December 31, 2017, noting no difference.

    b. Compared deductions on line 8, other revenue not related either directly or indirectly to the securities business, of $28,451.43 to the addition of the balances; gain and loss on foreign exchanges and interest income, as included in the trial balance of the Company as at December 31, 2017, noting no difference.

    c. Compared deductions on line 9, total interest and dividend expense, of $209.99 to the trial balance of the Company as at December 31, 2017, noting no difference.

T. 514.934.3400

Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6
www.richter.ca

Montréal, Toronto

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $1,826,964 and $2,740.45, respectively of the Form SIPC-7, noting no difference.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Desjardins Securities International Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Richter LLP[1]

Montreal, Québec
February 22, 2018

[1]CPA auditor, CA, public accountancy permit No. A110982

RICHTER

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Desjardins Securities International Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Desjardins Securities International Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Desjardins Securities International Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) (the "exemption provisions") and (2) Desjardins Securities International Inc. stated that Desjardins Securities International Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Desjardins Securities International Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Desjardins Securities International Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Richter LLP[1]

Montreal, Québec
February 22, 2018

[1]CPA auditor, CA, public accountancy permit No. A110982

T. 514.934.3400

Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6
www.richter.ca

Montréal, Toronto

February 06, 2018

Richter S.E.N.C.R.L./LLP
1981 McGill College
Mtl (Qc) H3A 0G6

Re: Exemption Report

In compliance with SEA Rule 17a-5(d), Desjardins International Securities, Inc. ("the Firm") attests that it claims an exemption to SEA Rule 15c3-3(k).

The Firm operates pursuant to SEA Rule 15c3-3(k)(2)(ii) and is an introducing firm clearing through Pershing LLC.

To the best of our knowledge and belief of Desjardins International Securities, Inc., the exemption provisions of Rule 15c3-3(k)(2)(ii), without exception, have been met during the most recent fiscal year 2017.

On behalf of the Board of directors

...., Financial Officer

Antonio Lombardi

...., Chief Compliance Officer

Radek Loudin